December 29, 2014

VIA EDGAR AND OVERNIGHT DELIVERY

Mr. Larry Spirgel

Assistant Director

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: Northland Cable Properties Eight Limited Partnership

Form 10-K for the Fiscal Year Ended December 31, 2013

Filed February 28, 2014

Form 10-Q for the Fiscal Quarter Ended September 30, 2014

Filed November 14, 2014

File No. 001-18307

Dear Mr. Spirgel:

Northland Cable Properties Eight Limited Partnership (“NCP-8”) and Northland Communications Corporation, the general partner of NCP-8 (“NCC” and together with NCP-8, the “Company”), submit this letter in response to your December 12, 2014 letter (the “Comment Letter”) setting forth comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the above-referenced Form 10-K for the Fiscal Year Ended December 31, 2013 Filed February 28, 2014 (Form 10-K) and Form 10-Q for the Fiscal Quarter ended September 30, 2014 (the “ Form 10-Q;” collectively referred to herein as the “Filings”), in each case, filed by the Company.

In accordance with the Comment Letter, the Company shall in future filings provide more detail as to the facts and circumstances that give rise to a conclusion of ineffective disclosure controls and procedures or a material weakness in its internal control over financial reporting. In addition, the Company shall discuss what steps have been or will be taken to remediate ineffective disclosure controls and procedures or any material weakness identified in its internal controls over financial reporting.

Further, the Company hereby acknowledges that:

(i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

(ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(iii) the Company each may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Larry Spirgel, Assistant Director

December 29, 2014

Northland Cable Properties Eight Limited Partnership

If you have any further comments or questions regarding this letter, please contact the undersigned at (206) 621-1351.

Respectfully submitted,

/s/ RICHARD I. CLARK

Richard I. Clark

Executive Vice President

Northland Communications Corporation, General Partner of Northland Cable Properties Eight Limited Partnership

cc	Gary S. Jones, CEO and President

Rick McElwee, VP and Controller

Paul Milan, VP and General Counsel